                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              ------------------

                                 SCHEDULE 13E-3


                        RULE 13E-3 TRANSACTION STATEMENT
           (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934)

                              (AMENDMENT NO. 1)

                             AM International, Inc.
--------------------------------------------------------------------------------
                              (Name of the Issuer)


                             AM International, Inc.
                             8044 Acquisition Inc.
                           8044 Acquisition Sub Inc.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                    Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                    17251
--------------------------------------------------------------------------------
                    (CUSIP Number of Class of Securities)

                               Steven R. Andrews
                             AM International, Inc.
                               431 Lakeview Court
                          Mt. Prospect, Illinois 60056
                                 (847) 375-1700
--------------------------------------------------------------------------------
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATION ON BEHALF OF PERSON(S) FILING STATEMENT)


     This statement is filed in connection with (check the appropriate box):


     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c. [ ] A tender offer.

     d. [ ] None of the above.


     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]


                           CALCULATION OF FILING FEE

TRANSACTION VALUATION                    AMOUNT OF FILING FEE
---------------------                    --------------------

     $35,192,178                               $7,038.10

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

 Amount previously paid:      $7,038.10   Filing party: AM International, Inc.
                        ---------------                 ----------------------
 Form or registration no.: Schedule  14A  Date filed: December 10, 1996
                           -------------              -----------------

                                  INTRODUCTION






     This amends and supplements the Rule 13e-3 Transaction Statement (as amended, this "Statement") relating to the Merger Purchase Agreement (the "Merger Agreement") dated October 29, 1996 among AM International, Inc., a Delaware corporation (the "Company"), 8044 Acquisition Inc., a Delaware corporation ("Buyer"), and 8044 Acquisition Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Buyer ("Sub"), and the proposed merger (the "Merger") of Sub with and into the Company which will result in the Company becoming a wholly-owned subsidiary of Buyer. The Merger and the Merger Agreement are more fully described in the Proxy Statement.

     The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Preliminary Proxy Materials of the Company for the Special Meeting of Stockholders to be held on ____________, ___________ __, 1997 (the "Proxy Statement") filed by the Company with the Securities and Exchange Commission on the date hereof of the information required to be included in response to the items of this Statement. The information set forth in the Proxy Statement, which is attached hereto as Exhibit d(1), including all exhibits thereto, is expressly incorporated by reference and responses to each item herein are qualified in their entirety by the provisions of the Proxy Statement.

                             CROSS REFERENCE SHEET

(Pursuant to General Instruction F to Schedule 13E-3)



     Schedule 13E-3 Item                     Caption in Proxy
      Number and Caption                        Statement
      -------------------                    ----------------



1.   Issuer and Class of Security Subject
     to the Transaction.



     (a)                                    This Statement relates to the Common
                                            Stock, $.01 par value per share, of
                                            AM International, Inc., a Delaware
                                            corporation.  Reference is made to
                                            "INTRODUCTION"; "SUMMARY -- AM
                                            International, Inc."; and "CERTAIN
                                            INFORMATION CONCERNING THE COMPANY."

     (b)                                    "INTRODUCTION";  and "VOTING RIGHTS
                                             AND PROXY INFORMATION."

     (c)                                    "INTRODUCTION"; and "MARKET PRICES
                                             OF COMMON STOCK; DIVIDENDS."

     (d)                                    "DIVIDENDS;  MARKET PRICES OF COMMON
                                             STOCK."

     (e)                                    Not applicable.

     (f)                                    "SECURITY OWNERSHIP OF DIRECTORS AND
                                            EXECUTIVE OFFICERS."

2.   Identity and Background.               This Statement is being filed
                                            jointly by the Company (the issuer
                                            of the class of securities which is
                                            the subject of the Rule 13e-3
                                            transaction) and by 8044
                                            Acquisition Inc. and 8044
                                            Acquisition Sub Inc., each of which
                                            may be deemed an affiliate of the
                                            Company.

     (a) to (d) and (g)                     "INTRODUCTION"; "SUMMARY -- AM
                                            International, Inc."; "CERTAIN
                                            INFORMATION CONCERNING THE COMPANY";
                                            "SUMMARY -- Buyer"; and "CERTAIN
                                            INFORMATION CONCERNING BUYER AND
                                            SUB."


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


     Schedule 13E-3 Item                        Caption in Proxy
     Number and Caption                            Statement
     ------------------                         ----------------

     (e) and (f)                  None of the persons with respect to
                                  whom information is provided in response to
                                  this Item was, during the last five years,
                                  convicted in a criminal proceeding (excluding
                                  traffic violations or similar misdemeanors)
                                  or was, during the last five years, a party
                                  to a civil proceeding of a judicial or
                                  administrative body of competent jurisdiction
                                  and as a result of such proceeding was or is
                                  subject to a judgment, decree or final order
                                  enjoining further violations of, or
                                  prohibiting activities subject to, federal or
                                  state securities laws or finding any
                                  violation of such laws.

3.   Past Contacts, Transactions
     or Negotiations.


     (a) (1)                      No applicable transactions.

     (a) (2)                      "SPECIAL FACTORS -- Background of the
                                  Merger"; and "--Interest of Certain Persons in the Merger."



     (b)                          "SPECIAL FACTORS -- Background of the
                                  Merger"; and "--Interest of Certain Persons in the Merger."



4. Terms of the Transaction.

     (a)                          "INTRODUCTION"; "SPECIAL FACTORS --
                                  Recommendation of the Board of Directors of the Company; Reasons for the Merger"; "SOURCE
                                  AND AMOUNT OF FUNDS"; and "THE MERGER
                                  AGREEMENT."



     Schedule 13E-3 Item                        Caption in Proxy
     Number and Caption                             Statement
     ------------------                         ----------------

     (b) "SUMMARY -- Interest of Certain Persons in the Merger"; "SPECIAL FACTORS --
                                  Interest of Certain Persons in the Merger."


5.   Plans or Proposals of the
     Issuer or Affiliate.

     (a)                          Not applicable.

     (b)                          Not applicable.

     (c)                          "SPECIAL FACTORS -- Buyer's Purpose and
                                  Reasons for the Merger; Plans Following
                                  the Merger"; "--Interest of Certain Persons in the Merger"; "THE MERGER AGREEMENT"; and
                                  "CERTAIN INFORMATION CONCERNING BUYER AND
                                  SUB."

     (d)                          "SPECIAL FACTORS -- Buyer's Purpose and
                                  Reasons for the Merger; Plans Following
                                  the Merger";  and "SOURCE AND AMOUNT OF
                                  FUNDS."

     (e)                          "SPECIAL FACTORS -- Buyer's Purpose and
                                  Reasons for the Merger; Plans Following
                                  the Merger."

     (f) and (g)                  "INTRODUCTION."

6.   Source and Amounts of Funds
     or Other Consideration.

     (a)                          "SUMMARY -- Source and Amount of
                                  Funds"; and "SOURCE AND AMOUNT OF FUNDS."

     (b)                          "VOTING RIGHTS AND PROXY INFORMATION"; "THE
                                  MERGER AGREEMENT -- Termination Fees
                                  and Expenses"; and "EXPENSES."

     (c)                          "SUMMARY -- Source and Amount of Funds"; and
                                  "SOURCE AND AMOUNT OF FUNDS."



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



   Schedule 13E-3 Item                          Caption in Proxy
    Number and Caption                             Statement
   -------------------                          ----------------

     (d)                          Not applicable.



7.   Purpose(s), Alternatives,
     Reasons and Effects.

     (a)                          "SPECIAL FACTORS -- Background of the
                                  Merger:' "--Recommendation of the Board
                                  of Directors of the Company; Reasons for the Merger"; and "--Buyer's Purpose and Reasons for the Merger; Plans Following the Merger."

     (b)                          "SPECIAL FACTORS -- Background of the
                                  Merger"; "--Recommendation of the Board
                                  of Directors of the Company; Reasons for the Merger"; and "--Buyer's Purpose and Reasons for the Merger; Plans Following the Merger."

     (c)                          "SPECIAL FACTORS -- Background of the
                                  Merger"; "--Recommendation of the Board
                                  of Directors of the Company; Reasons for the Merger"; and "--Buyer's Purpose and Reasons for the Merger; Plans Following the Merger."

     (d) "INTRODUCTION"; "SPECIAL FACTORS -- Background of the Merger"; "--Recommendation of the Board of Directors of the Company; Reasons for the Merger"; "--Buyer's Purpose and Reasons for the Merger; Plans Following the
                                  Merger";  "--Opinion of the Company's
                                  Financial Advisor"; "--Interest of Certain
                                  Persons in the Merger";  and "--Certain
                                  Federal Income Tax Consequences."


8. Fairness of the Transaction.



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

Schedule 13E-3 Item                                 Caption in Proxy
Number and Caption                                      Statement
--------------------                                -----------------
(a)                                       "SPECIAL FACTORS --Background of the
                                          Merger"; "--Recommendation of the
                                          Board of Directors of the Company;
                                          Reasons for the Merger"; "--Opinion
                                          of the Company's Financial Advisor";
                                          and "--Buyer's Purpose and Reasons
                                          for the Merger; Plans Following the
                                          Merger."

(b)                                       "SPECIAL FACTORS --Recommendation of
                                          the Board of Directors of the
                                          Company; Reasons for the Merger";
                                          "--Opinion of the Company's Financial
                                          Advisor"; and "--Buyer's Purpose and
                                          Reasons for the Merger; Plans
                                          Following the Merger."

(c)                                       "SUMMARY -- Quorum and Vote Required";
                                          and "VOTING RIGHTS AND PROXY
                                          INFORMATION"

(d)                                       No applicable representative.

(e)                                       "SPECIAL FACTORS -- Recommendation of
                                          the Board of Directors of the Company;
                                          Reasons for the Merger."

(f)                                       "SPECIAL FACTORS -- Background of the Merger."


9. Reports, Opinions, Appraisals and
     Certain Negotiations.

(a)                                       "SPECIAL FACTORS -- Background of the
                                          Merger"; "--Recommendation of the
                                          Board of Directors of the Company;
                                          Reasons for the Merger"; "--Opinion of
                                          the Company's Financial Advisor"; and
                                          "--Certain Financial Forecasts."


        Schedule 13E-3 Item                       Caption in Proxy
        Number and Caption                            Statement
        --------------------                      ----------------
     (b)                                  "SPECIAL FACTORS -- Background of the
                                          Merger"; "--Recommendation of the
                                          Board of Directors of the Company;
                                          Reasons for the Merger"; "--Opinion
                                          of the Company's Financial Advisor";
                                          "--Certain Financial Forecasts"; and
                                          "--Certain Significant Financial
                                          Considerations."

     (c)                                  "AVAILABLE INFORMATION"; "APPENDIX II."

10.  Interest in Securities of the Issuer.

     (a)                                  "PRINCIPAL STOCKHOLDERS"; and
                                          "SECURITY OWNERSHIP OF DIRECTORS AND
                                          EXECUTIVE OFFICERS."

     (b)                                  None.

11.  Contracts, Arrangements or           "SPECIAL FACTORS -- Interest of
     Understandings with Respect to       Certain Persons in the Merger"; "THE
     the Issuer's Securities.             MERGER AGREEMENT -- Company Stock Options."

12.  Present Intention and
     Recommendation of Certain Persons
     With Regard to the Transaction.

     (a)                                  "INTRODUCTION"; "SPECIAL FACTORS
                                          --Recommendation of the Board of
                                          Directors of  the Company; Reasons
                                          for the Merger."

     (b)                                  "CHAIRMAN'S LETTER TO STOCKHOLDERS";
                                          "SPECIAL FACTORS  --Recommendation of
                                          the Board of Directors of the
                                          Company; Reasons for the Merger."

13.  Other Provisions of the Transaction.


     Schedule 13E-3 Item                         Caption in Proxy
     Number and Caption                              Statement
     -------------------                         -----------------
     (a)                                  "SUMMARY -- Appraisal Rights";
                                          and "APPRAISAL RIGHTS."

     (b)                                  None.

     (c)                                  Not applicable.

14.  Financial Information.

     (a)(1)                               "INDEX TO FINANCIAL STATEMENTS OF AM
                                          INTERNATIONAL, INC."

     (a)(2)                               "INDEX TO FINANCIAL STATEMENTS OF AM
                                          INTERNATIONAL, INC."

     (a)(3)                               "SELECTED FINANCIAL DATA."

     (a)(4)                               "SELECTED FINANCIAL DATA."

     (b)                                  Not applicable.

15.  Persons and Assets
     Employed, Retained or
     Utilized.

     (a)                                  "VOTING RIGHTS AND PROXY
                                          INFORMATION"; "SPECIAL FACTORS
                                          --Recommendation of the Board of
                                          Directors of the Company; Reasons for
                                          the Merger";  and "-- Interest of
                                          Certain Persons in the Merger";
                                          "SOURCE AND AMOUNT OF FUNDS";
                                          "THE MERGER AGREEMENT -- Termination
                                          Fees and Expenses"; and "EXPENSES."

     (b)                                  "VOTING RIGHTS AND PROXY INFORMATION."

16.  Additional Information.               See text of the Proxy Statement.

17.  Material to be Filed as Exhibits.


    Schedule 13E-3 Item                        Caption in Proxy
    Number and Caption                             Statement
    -------------------                        ----------------
     *(a)(1)                              Undertaking dated October 29, 1996
                                          from PM Delaware Inc. and Pacholder
                                          Associates, Inc.

     *(a)(2)                              Commitment Letter, dated November 26,
                                          1996, between Provident Bank
                                          and 8044 Acquisition Inc.

     (b)(1)                               Opinion of Bears, Stearns & Co., Inc.
                                          (included as Appendix II to the Proxy
                                          Statement)

     *(b)(2)                              Materials prepared by Bear, Stearns &
                                          Co., Inc. for the Board of Directors of AM
                                          International, Inc. mailed prior to
                                          the October 29, 1996 meeting.

     *(b)(3)                              Presentation by Bear, Stearns & Co., Inc.,
                                          to the Board of Directors of AM
                                          International, Inc. dated October 29,
                                          1996.

     (c)(1)                               Merger Purchase Agreement dated
                                          October 29, 1996 among AM
                                          International, Inc.,  8044
                                          Acquisition Inc. and 8044 Acquisition
                                          Sub Inc. (included as Appendix I to
                                          the Proxy Statement).

     *(c)(2)                              Form of Stock Option Agreement for Employees

     *(c)(3)                              Form of Stock Option Agreement for Non-Employee
                                          Directors

     (d)(1)                               Revised preliminary copy of Chairman's Letter
                                          to Stockholders, Notice of Special
                                          Meeting of Stockholders and Proxy
                                          Statement for the Special Meeting of
                                          the Stockholders of AM International,
                                          Inc. to be held on ___________, 1997
                                          (incorporated herein by reference to the
                                          Revised Preliminary Schedule 14A filed
                                          concurrently herewith).

     (e)(1)                               Section 262 of The Delaware
                                          General Corporation Law (included as
                                          Appendix III to the Proxy Statement).

     (f)(1)                               See Item 17(d)(1).



--------------
*Previously filed with Schedule 13E-3

                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        December 23, 1996

                                        AM INTERNATIONAL, INC.


                                        By:/s/ Thomas D. Rooney
                                           ----------------------------
                                           Thomas D. Rooney
                                           Vice President and
                                           Chief Financial Officer


                                        8044 ACQUISITION INC.


                                        By:/s/ James P. Shanahan, Jr.
                                           ----------------------------
                                           James P. Shanahan, Jr.
                                           Treasurer


                                        8044 ACQUISITION SUB INC.


                                        By:/s/ James P. Shanahan, Jr.
                                           ----------------------------
                                           James P. Shanahan, Jr.
                                           Treasurer





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